PRESS RELEASE

FOR IMMEDIATE RELEASE

SUPERCOM RAISES $3.15M THROUGH ISSUANCE
OF CONVERTIBLE BONDS

Proceeds to Support Development
of IRMS and ActiveRF Tracking Businesses

Qadima, Israel, November 21, 2006 - SuperCom, Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), today announced that it has raised $3.15 million through the issuance of Units consisting of Convertible Bonds and Warrants. Units valued at $2.5 million were issued to a financial investor, and units valued at $656,500 were issued to Special Situation Funds (SSF), a leading micro-cap investment group. The Convertible Bonds will mature three years from the date of issuance and will pay interest at a net rate of 8% per annum.

Subject to certain redemption provisions, the Bonds may be converted at any time, at the option of the investors, into the Company’s Ordinary shares at a conversion price of $0.85 per share. The investors were also granted Warrants entitling them to acquire a total of 789,141 Ordinary shares at an exercise price of $0.85 per share during the next five years.

“We are very pleased to close this strategic financing, a transaction that gives us needed capital for accelerating the development of our Incident Response Management System (IRMS) and ActiveRF businesses", commented Eyal Tuchman, SuperCom’s CEO. “We are pursuing an aggressive strategy designed to take full advantage of the early-mover advantage we have established in both of these high-potential markets. We believe this financing, in addition to future proceeds from the OTI deal we announced on November 8, will allow us to pursue our strategic plan and build significant value for our shareholders over the long term.”

About SuperCom

SuperCom Ltd provides innovative tracking, incident management and ID solutions to the public safety. Supercom's standard and customised solutions are implemented by first responders, governments, municipalities and commercial enterprises in the US, Asia-Pacific and EMEA.
The company has offices in the United States, Israel, and Hong Kong.
For more information, visit our website at www.supercomgroup.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. You should consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in our periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by us and our businesses generally.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community

Contact:

Yaron Shalom
+972-9-889-0800
yaron.shalom@supercomgroup.com

Alex Somech
Somech Corporate Communications
+972-3-6484-164
+972-54-4297-754
alex@somech.name